 Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-262093
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated February 3, 2022)
MULLEN AUTOMOTIVE INC.
228,568,886 Shares of Common Stock

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements information contained in that certain prospectus, dated February 3, 2022, as may be amended and supplemented from time to time (the “prospectus”), relating to the offer and sale by the selling stockholders (the “Selling Stockholders” and each a “Selling Stockholder”)) listed in the section of this Prospectus Supplement entitled “Selling Stockholders,” of up to 228,568,886 shares of our common stock, par value $0.001 per share (the “Common Stock”).
We are filing this Prospectus Supplement to supplement and amend the “Selling Stockholders” table on page 13 and the applicable footnotes on page 14 of the prospectus to correct the maximum number of shares of the Company’s common stock that may be sold by each Selling Stockholder, which resale of such shares was registered under the prospectus.
This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the prospectus. This Prospectus Supplement is qualified by reference to the prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the prospectus.
Our common stock is listed on The NASDAQ Capital Market under the symbol “MULN”.
Our principal executive offices are located at 1405 Pioneer St Brea, CA 92821, and our telephone number is (714) 613-1900.

Investing in our securities involves risk. You should carefully consider the risks that we have described under the section captioned “Risk Factors” in the prospectus on page 9 before buying our Securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 28, 2022

SELLING STOCKHOLDERS
The shares of Common Stock being offered by the Selling Stockholders are those held by the Selling Stockholders or issuable to the Selling Stockholders, upon the conversion of our Note Shares, outstanding Series B Preferred Stock and Series C Preferred Stock or exercise of the Warrants. For additional information regarding the issuances of those shares of Common Stock and the Warrants, see sections titled “The Exchange Agreement,” “Prior SPAs and Related Warrants,” “Additional Securities Purchase Agreement and Related Warrants,” “Drawbridge Convertible Note,” and “$30 Million Equity Line of Credit” above. We are registering the Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of Common Stock and the Warrants, the Selling Stockholders (other than David Michery, our Chief Executive Officer) have not had any material relationship with us within the past three years.
The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Common Stock, shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and exercise of the Notes and the Warrants, as of January 7, 2022, assuming conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and exercise of the Notes and exercise of the Warrants held by the Selling Stockholders on that date, without regard to any limitations on exercises. The third column lists the maximum number of shares of Common Stock being offered by this prospectus by the Selling Stockholders.
Under the terms of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and exercise of the Notes and the Warrants, a Selling Stockholder may not convert shares of the preferred stock into Common Stock or exercise the notes and warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 9.99%, as applicable, of our then outstanding Common Stock following such exercise, excluding for purposes of such determination Common Stock issuable upon conversion of shares of the preferred stock which have not been converted or exercise of the notes and warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering if Greater than 1%
Acuitas Capital, LLC(1)	11,363,838	81,389,878	747,109	3.1%
Cambria Capital, LLC(2)	9,016	27,048	—	*
Digital Power Lending, LLC(3)	2,406,676	12,079,280	796,916	3.3%
Esousa Holdings, LLC(4)	4,392,341	63,266,293	2,053,883	8.1%
JADR Consulting Pty Limited(5)	3,230,474	13,702,987	1,120,720	4.6%
Jess Mogul(6)	284,802	1,252,906	—	*
Jim Fallon(7)	200,843	741,529	—	*
Mank Capital, LLC(8)	219,869	1,409,525	—	*
TDR Capital Pty Limited(9)	6,058,008	29,947,154	1,992,290	7.9%
Joel M. Vanderhoof(10)	169,760	1,562,371	—	*
Jon Sigurdsson(11)	97,007	893,000	—	*
Helen Burgess(12)	169,760	1,562,371	—	*
Vision Outdoor Living, Inc.(13)	38,795	352,843	—	*
Michael Friedlander(14)	49,808	299,924	—	*

Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering if Greater than 1%
Etienne L. Weidemann(15)	33,960	317,947	—	*
Jacques Terblanche(16)	33,960	317,947	—	*
Kurtis D. Hughes(17)	22,640	211,040	—	*
Robert J. Burgess(18)	45,280	423,467	—	*
David Michery(19)	45,109,775	7,421,120	37,688,655	61.7%
Elegant Funding, Inc.(20)	171,652	171,652	—	*
Keith Drohan(21)	623	623	—	*
Tiffany N. Drohan(22)	1,646,456	1,646,456	—	*
Tiffany A. Drohan(23)	1,946	1,946	—	*
HLE Development, Inc.(24)	672,595	672,595	—	*
Drawbridge Investments, LLC(25)	8,130,384	7,896,984	233,400	*
Preston Smart(26)	1,046,700	1,000,000	46,700	*

*
Represents less than 1%

(1)
Consists of (i) 2,703,015 shares of Common Stock issuable upon conversion of 2,703,015 shares of Series C Preferred Stock, (ii) 7,913,714 shares of Common Stock issuable upon exercise of 7,913,714 Warrants, and (iii) 747,109 shares of Common Stock issuable upon conversion of 747,109 shares of Series C Preferred Stock that the stockholder has the right to purchase until November 5, 2022, which may be deemed to be beneficially owned by Terren Peizer, who serves as the Chief Executive Officer of Acuitas Capital, LLC. The address for Acuitas Capital, LLC is 2120 Colorado Ave, Ste 230, Santa Monica, CA 90404

(2)
Consists of 9,016 shares of Common Stock issuable upon exercise of 9,016 Warrants, which may be deemed to be beneficially owned by Joel M. Vanderhoof, who serves as the President of Cambria Capital, LLC. Cambria Capital, LLC was a placement agent for Mullen Technologies. The address for Cambria Capital, LLC is 488 E Winchester St, Ste 200, Salt Lake City, UT 84107.

(3)
Consists of (i) 414,384 shares of Common Stock issuable upon conversion of 414,384 shares of Series C Preferred Stock, (ii) 1,195,376 shares of Common Stock issuable upon exercise of 1,195,376 Warrants and (iii) 796,916 shares of Common Stock issuable upon conversion of 796,916 shares of Series C Preferred Stock that such holder has the right to purchase until November 5, 2022, which may be deemed to be beneficially owned by David Katzoff, who serves as the Manager of Digital Power Lending, LLC. Digital Power Lending, LLC is a wholly owned subsidiary of Ault Global Holdings, Inc. The address for Digital Power Lending, LLC is 940 South Coast Drive, Ste 200, Costa Mesa, CA 92626.

(4)
Consists of (i) 477,666 shares of Common Stock, (ii) 138,071 shares of Common Stock issuable upon conversion of 138,071 shares of Series C Preferred Stock, (iii) 1,383,126 shares of Common Stock issuable upon exercise in full of pre-funded warrants, (iv) 339,595 shares of Common Stock issuable upon exercise of 339,595 Warrants, (v) 226,397 shares of Common Stock issuable upon conversion of 226,397 shares of Series C Preferred Stock that such holder has the right to purchase until November 5, 2022, and (vi) up to 30,927,835 shares of Common Stock under the Equity Line of Credit, which may be deemed to be beneficially owned through Esousa Holdings, LLC by Michael Wachs, who serves as the sole Managing Member of Esousa Holdings, LLC and (i) 1,827,486 shares of Common Stock issuable upon exercise of 1,827,486 Warrants, which may be deemed to be beneficially owned through Ceocast, Inc. by Michael Wachs. The address for Esousa Holdings, LLC, Ceocast, Inc. and Michael Wachs is 211 E 43rd St, 4th Fl, New York, NY 10017.

(5)
Consists of (i) 124,575 shares of Common Stock issuable upon conversion of a convertible note, (ii) 498,764 shares of Common Stock issuable upon conversion of 498,764 shares of Series C Preferred

Stock, (iii) 1,610,990 shares of Common Stock issuable upon exercise of 1,610,990 Warrants, and (iv) 996,145 shares of Common Stock issuable upon conversion of 996,145 shares of Series C Preferred Stock that such holder has the right to purchase until November 5, 2022, which may be deemed to be beneficially owned by Justin Davis-Rice, who serves as the Director of JADR Consulting Pty Limited. The address for JADR Consulting Pty Limited is Suite 61.06, 25 Martin Place, Sydney NSW 2000 Australia.
(6)
Consists of (i) 81,045 shares of Common Stock issuable upon conversion of 81,045 shares of Series C Preferred Stock, and (ii) 203,757 shares of Common Stock issuable upon exercise of 203,757 Warrants. The address for Jess Mogul is 347 W 87 St, Apt 2R, New York, NY 10024.

(7)
Consists of (i) 57,364 shares of Common Stock issuable upon conversion of 57,364 shares of Series C Preferred Stock, and (ii) 143,479 shares of Common Stock issuable upon exercise of 143,479 Warrants. The address for Jim Fallon is 137 West 83rd St, Apt 5W, New York, NY 10024.

(8)
Consists of (i) 62,806 shares of Common Stock issuable upon conversion of 62,806 shares of Series C Preferred Stock, and (ii) 157,063 shares of Common Stock issuable upon exercise of 157,063 Warrants, which may be deemed to be beneficially owned by Jess Mogul, who serves as the President of Mank Capital, LLC. The address for Mank Capital, LLC is 347 W 87 St, Apt 2R, New York, NY 10024.

(9)
Consists of (i) 1,050,032 shares of Common Stock issuable upon conversion of 1,050,032 shares of Series C Preferred Stock, (ii) 3,015,686 shares of Common Stock issuable upon exercise of 3,015,686 Warrants, and (iii) 1,992,290 shares of Common Stock issuable upon conversion of 1,992,290 shares of Series C Preferred Stock that such holder has the right to purchase until November 5, 2022, which may be deemed to be beneficially owned by Timothy Davis-Rice, who serves as the Director of TDR Capital Pty Limited. The address for TDR Capital Pty Limited is 4 Murchison Street, Mittagong, NSW 2575, Australia.

(10)
Consists of (i) 44,959 shares of Common Stock issuable upon conversion of 44,959 shares of Series C Preferred Stock, and (ii) 124,801 shares of Common Stock issuable upon exercise of 124,801 Warrants. The address for Joel M. Vanderhoof is 1856 E Baywood Dr, Holladay, UT 84117.

(11)
Consists of (i) 25,691 shares of Common Stock issuable upon conversion of 25,691 shares of Series C Preferred Stock, and (ii) 71,316 shares of Common Stock issuable upon exercise of 71,316 Warrants. The address for Jon Sigurdsson is 111 E Washington St, Orlando Fl 32801.

(12)
Consists of (i) 44,959 shares of Common Stock issuable upon conversion of 44,959 shares of Series C Preferred Stock, and (ii) 124,801 shares of Common Stock issuable upon exercise of 124,801 Warrants. The address for Helen Burgess is 6905 South 1300 East, #4907, Cottonwood Heights, UT 84047-1817.

(13)
Consists of (i) 10,778 shares of Common Stock issuable upon conversion of 10,778 shares of Series C Preferred Stock, and (ii) 28,017 shares of Common Stock issuable upon exercise of 28,017 Warrants. The address for Vision Outdoor Living, Inc. is 1421 North Wanda Rd, Ste 120, Orange, CA 92867.

(14)
Consists of (i) 12,452 shares of Common Stock issuable upon conversion of 12,452 shares of Series C Preferred Stock, and (ii) 37,356 shares of Common Stock issuable upon exercise of 37,356 Warrants. The address for Michael Friedlander is 46 Tarryhill Rd, Tarrytown, NY 10591.

(15)
Consists of (i) 8,490 shares of Common Stock issuable upon conversion of 8,490 shares of Series C Preferred Stock and (ii) 25,470 shares of Common Stock issuable upon exercise of 25,470 Warrants. The address for Etienne L. Wiedemann is 31222 Ceanothus Dr., Laguna Beach, CA 92651.

(16)
Consists of (i) 8,490 shares of Common Stock issuable upon conversion of 8,490 shares of Series C Preferred Stock and (ii) 25,470 shares of Common Stock issuable upon exercise of 25,470 Warrants.

(17)
Consists of (i) 5,660 shares of Common Stock issuable upon conversion of 5,660 shares of Series C Preferred Stock and (ii) 16,980 shares of Common Stock issuable upon exercise of 16,980 Warrants. The address for Kurtis D. Hughes is 6636 Bouchelle Cove, Salt Lake City, UT 84121.

(18)
Consists of (i) 11,320 shares of Common Stock issuable upon conversion of 11,320 shares of Series C Preferred Stock and (ii) 33,960 shares of Common Stock issuable upon exercise of 33,960 Warrants. The address of Robert J. Burgess is PO Box 443, Broadbeach, Queensland 4218, Australia.

(19)
Consists of (i) 8,421,120 shares of Common Stock held directly by Mr. Michery, and (ii) the following shares over which Mr. Michery has voting power pursuant to Voting Agreements (as described below):

(a) 2,535,104 shares of Common Stock, (b) 1,490,400 shares of Common Stock issuable upon conversion of 14,904 shares of Series A Preferred Stock, (c) 5,567,319 shares of Common Stock issuable upon conversion of Series B Preferred Stock, (d) 4,925,655 shares of Common Stock issuable upon conversion of Series C Preferred Stock, (e) 14,417,504 shares of Common Stock issuable upon exercise of warrants, (f) 5,299,456 shares of Common Stock issuable upon conversion of 5,299,456 shares of Series C Preferred Stock that the grantee of the proxy has the right to purchase until November 5, 2022, and (g) 2,454,240 shares of Common Stock issuable upon conversion of convertible notes. Effective as of the Closing Date of the Merger, Mr. Michery entered into voting agreements with certain holders of the Company’s securities (the “Voting Agreements”) pursuant to which such holders agreed to vote as directed by Mr. Michery, and also granted Mr. Michery an irrevocable proxy, at an annual or special meeting of stockholders or through the solicitation of a written consent of stockholders on any election of directors of the Company or any proposal to approve a change of control of the Company, which includes a merger, sale or other disposition of the securities of the Company or all or substantially all of its assets. The Voting Agreements have a term of three years or longer. The Voting Agreements cover 42.57% of our outstanding Common Stock, 97.0% of the Series A Preferred Stock, 100% of the Series B Preferred Stock and 95.1% of the Series C Preferred Stock. The rules of the SEC permit that the same securities may be “beneficially owned” by more than one person. All but 7,421,120 shares of Common Stock listed as beneficially owned by Mr. Michery are also listed as beneficially owned by other Selling Stockholders. Sales of these securities or the Common Stock underlying these securities byother Selling Stockholders would reduce the number of shares of our Common Stock deemed to be beneficially owned by Mr. Michery.
(20)
Consists of 171,652 shares of Common Stock.

(21)
Consists of 623 shares of Common Stock.

(22)
Consists of 1,646,456 shares of Common Stock.

(23)
Consists of 1,946 shares of Common Stock. The address of Tiffany A. Drohan is 5500 Marquet Court, Yorba Linda, CA 92887.

(24)
Consists of 672,595 shares of Common Stock. The address of HLE Development, Inc. is 7171 Warner Avenue, Ste B689, Huntington Beach, CA 92647.

(25)
Consists of (i) 233,400 shares of Common Stock issuable upon conversion of 2,334 shares of Series A Preferred Stock, (ii) 5,567,319 shares of Common Stock issuable upon conversion of 5,567,319 Series B Preferred Stock and (iii) 2,329,665 shares of Common Stock issuable upon conversion of the principal amount and accrued interest as of September 30, 2021 a convertible note. The address of Drawbridge Investments, Inc. is 211 Boulevard of the Americas, Ste 205, Lakewood, NJ 08701.

(26)
Consists of 1,000,000 shares of Common Stock held directly by Preferred Management Partners, Inc. and Preston Smart is the sole owner of Preferred Management Partners, Inc. The address for Preston Smart is 1543 Villa Rica Dr., Henderson, NV 89052.